Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-231751
The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated November 27, 2019.
The Toronto-Dominion Bank $ Bearish Autocallable Absolute Return S&P 500® Index-Linked Notes due

The notes do not bear interest. Unless the notes are automatically called, the amount that you will be paid on your notes on the maturity date (expected to be the second business day after the valuation date) is based on the performance of the S&P 500® Index as measured from the pricing date to and including the valuation date (expected to be between 18 and 21 months after the pricing date).
The notes will be automatically called if, on any call observation date (each trading day from but excluding the issue date to but excluding the valuation date), the closing level of the index decreases by more than between 16.15% and 19.00% (to be set on the pricing date) from the initial level (equal to the closing level of the index on the pricing date). If the notes are automatically called, the return on your notes will be zero and, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to the principal amount on the call payment date (expected to be the second business day after the applicable call observation date).
If the notes are not automatically called and the percentage change (the percentage increase or decrease in the final level of the index on the valuation date from the initial level) is less than 0% but greater than or equal to between -16.15% and -19.00%, the return on your notes at maturity will be positive and will equal the absolute value of the percentage change (e.g., if the percentage change is -10%, your return will be +10%), but in no event will the payment at maturity exceed between $1,161.50 and $1,190.00 for each $1,000 principal amount of your notes. If the notes are not automatically called and the final level is (i) greater than or equal to the initial level or (ii) less than between 81.00% and 83.85% of the initial level, you will not receive a positive return on the notes and, at maturity, will only receive an amount in cash per note equal to the principal amount. If your notes are not automatically called, the return on your notes will not exceed between 16.15% and 19.00%, even if the percentage change is less than between -16.15% and -19.00%. If the percentage change is greater than or equal to 0% or less than between -16.15% and -19.00%, at maturity you will only receive the principal amount of your notes.
By purchasing these notes, you are taking the bearish view that the value of the index will decline such that the final level will be less than the initial level but greater than or equal to between 81.00% and 83.85% of the initial level.
To determine your payment at maturity, we will determine the final level and calculate the percentage change of the S&P 500® Index on the valuation date. If the notes are not automatically called, at maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:
●	if the percentage change is zero or positive (the final level is greater than or equal to the initial level), $1,000;
●
if the percentage change is negative but not less than between -16.15% and -19.00% (the final level is less than the initial level but greater than or equal to the barrier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute value of the percentage change; or

●	if the percentage change is negative and less than between -16.15% and -19.00% (the final level is less than the barrier level), $1,000.
Any payments on the notes are subject to our credit risk. You should read the disclosure herein to better understand the terms and risks of your investment. See “Additional Risk Factors” beginning on page P-7 of this pricing supplement.
The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. The notes will not be listed or displayed on any securities exchange or electronic communications network.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the notes at the time the terms of your notes are set on the pricing date is expected to be between $975.00 and $985.00 per $1,000 principal amount, which is less than the public offering price listed below. See “Additional Information Regarding the Estimated Value of the Notes” on the following page and “Additional Risk Factors” beginning on page P-7 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
	Public Offering Price[1]	Underwriting Discount[1]	Proceeds to TD
Per Note	$1,000.00	$14.00	$986.00
Total	$	$	$
1 The public offering price for certain investors will be between 98.60% and 100.00% of the principal amount, reflecting a forgone underwriting discount with respect to such notes; see “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-27 herein.
TD Securities (USA) LLC
Pricing Supplement dated                                       , 2019

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of the final pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.
We, TD Securities (USA) LLC (“TDS”) or any of our affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we, TDS or any of our affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.
Additional Information Regarding the Estimated Value of the Notes
The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be included in the final pricing supplement. The economic terms of the Notes are based on TD’s internal funding rate (which is TD’s internal borrowing rate based on variables such as market benchmarks and TD’s appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that TD or any of TD’s affiliates expect to earn in connection with structuring the Notes, the estimated cost TD may incur in hedging its obligations under the Notes and the estimated development and other costs which TD may incur in connection with the Notes. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes. On the cover page of this pricing supplement, TD has provided the initial estimated value range for the Notes. This range of estimated values was determined by reference to TD’s internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and TD’s internal funding rate. For more information about the initial estimated value, see “Additional Risk Factors” beginning on page P-7. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under “Additional Risk Factors — TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities”.
TD’s estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which TDS may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, TDS or another affiliate of TD’s intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market, if any, may exceed TD’s estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Pricing Date because, in its discretion, TD may elect to effectively reimburse to investors a portion of the estimated cost of hedging its obligations under the Notes and other costs in connection with the Notes which TD will no longer expect to incur over the term of the Notes. TD made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement TD may have with the distributors of the Notes. The amount of TD’s estimated costs which is effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and TD may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Pricing Date of the Notes based on changes in market conditions and other factors that cannot be predicted.
If a party other than TDS or its affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which was calculated by reference to TD’s credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD’s internal funding rate), the price at which such party would buy or sell your Notes could be significantly less.
We urge you to read the “Additional Risk Factors” beginning on page P-7 of this pricing supplement.

Summary
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.
Issuer:	The Toronto-Dominion Bank (“TD”)
Issue:	Senior Debt Securities, Series E
Type of Note:	Bearish Autocallable Absolute Return Notes (the “Notes”)
Term:	Expected to be between 18 and 21 months
Reference Asset:	S&P 500® Index (Bloomberg Ticker: SPX)
CUSIP / ISIN:	89114R5T9 / US89114R5T91
Agent:	TD Securities (USA) LLC (“TDS”)
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:
$1,000 per Note; $                                in the aggregate for all the offered Notes; the aggregate Principal Amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of the final pricing supplement.

Pricing Date:	[ ]
Issue Date:	Expected to be five Business Days following the Pricing Date.
Valuation Date:
Expected to be between 18 and 21 months after the Pricing Date, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes — Valuation Date(s)” on page PS-19 in the product prospectus supplement.

Maturity Date:
Expected to be two Business Days following the Valuation Date, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes— Maturity Date” beginning on page PS-19 in the product prospectus supplement.

Call Feature:
If a Redemption Event occurs, we will automatically call the Notes and, on the Call Payment Date, for each $1,000 Principal Amount of the Notes will pay you an amount in cash equal to the Principal Amount, and you will not receive a positive return on the Notes. Following an automatic call, no further amounts will be owed to you under the Notes.

Redemption Event:	A Redemption Event will occur if the Closing Level of the Reference Asset on any Call Observation Date is less than the Barrier Level.

Call Observation Dates:
Each Trading Day from but excluding the Issue Date to but excluding the Valuation Date, provided that if a market disruption event occurs or is continuing on any scheduled Call Observation Date, the Calculation Agent may postpone the determination of the Closing Level for such day until the next Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Closing Level for any scheduled Call Observation Date be postponed by more than eight Trading Days. If the determination of the Closing Level for any scheduled Call Observation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Level will be determined. In such an event, the Calculation Agent will estimate the Closing Level that would have prevailed in the absence of the market disruption event.

Call Payment Date:	Expected to be the second Business Day following the Call Observation Date on which a Redemption Event occurs.
Payment at Maturity:

If a Redemption Event does not occur, for each $1,000 Principal Amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:

●      if the Final Level is greater than or equal to the Initial Level, $1,000;

●      if the Final Level is less than the Initial Level but greater than or equal to the Barrier Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Absolute Percentage Change; or

●      if the Final Level is less than the Barrier Level, $1,000.

All amounts used in or resulting from any calculation relating to the Payment at Maturity will be rounded upward or downward, as appropriate, to the nearest cent.

If a Redemption Event does not occur and the Final Level is equal to or greater than the Initial Level or less than the Barrier Level, you will not receive a positive return on the Notes. Additionally, even if the Final Level is less than the Initial Level and equal to or greater than the Barrier Level, the return on the Notes is limited to between 16.15% and 19.00%.

Any payment on the Notes is subject to our credit risk.

Barrier Level:	Expected to be between 81.00% and 83.85% of the Initial Level (to be set on the Pricing Date)
Percentage Change:	The quotient of (1) the Final Level minus the Initial Level divided by (2) the Initial Level, expressed as a percentage.
Absolute Percentage Change:	The absolute value of the Percentage Change. For example, a -10% Percentage Change will equal a +10% Absolute Percentage Change.
Initial Level:	The Closing Level of the Reference Asset on the Pricing Date
Final Level:
The Closing Level of the Reference Asset on the Valuation Date, except in the limited circumstances described under “General Terms of the Notes—Market Disruption Events” beginning on page PS-21 of the product prospectus supplement and subject to adjustment as provided under “General Terms of the Notes—Unavailability of the Level of the Reference Asset; Modification to Method of Calculation” beginning on page PS-20 of the product prospectus supplement.

Closing Level:	The Closing Level of the Reference Asset will be the closing level of the Reference Asset or any successor index (as defined in the product prospectus supplement) on any Trading Day for the Reference Asset, as displayed on Bloomberg Professional® service (“Bloomberg”) page “SPX <INDEX>” or any successor page on Bloomberg or any successor service, as applicable.

Business Day:
Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.

U.S. Tax Treatment:
By purchasing the Notes, you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to treat the Notes, for U.S. federal income tax purposes, as contingent payment debt instruments (“CPDI”) subject to taxation under the “noncontingent bond method”. Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your Notes should be treated in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as discussed further herein under “Material U.S. Federal Income Tax Consequences” and in the product prospectus supplement under “Material U.S. Federal Income Tax Consequences”.

Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences”, which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Description of the Debt Securities — Forms of the Debt Securities” and “Ownership, Book-Entry Procedures and Settlement” in the prospectus.

Canadian Bail-in:	The Notes are not bail-inable debt securities (as defined in the prospectus) under the Canada Deposit Insurance Corporation Act.
The Pricing Date, the Issue Date, the Valuation Date and the Maturity Date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes
You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” beginning on page P-7 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
◾	Prospectus dated June 18, 2019: http://www.sec.gov/Archives/edgar/data/947263/000119312519175701/d741334d424b3.htm
◾	Product Prospectus Supplement MLN-EI-1 dated June 19, 2019: https://www.sec.gov/Archives/edgar/data/947263/000114036119011262/form424b3.htm
Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.

Additional Risk Factors
The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus.
You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.
There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.
The Notes Are Bearish Investments, Meaning They Provide Limited Inverse Exposure to the Performance of the Reference Asset at Maturity, If the Notes Are Not Automatically Called.
Your Notes are bearish investments and, by purchasing these Notes, you believe the Notes will not be automatically called and you are taking the bearish view that the value of the Reference Asset will decline by up to between 16.15% and 19.00% (to be set on the Pricing Date). The Notes provide limited inverse exposure to the performance of the Reference Asset at maturity, if the Notes are not automatically called. If a Redemption Event does not occur, and the Final Level is less than the Initial Level and greater than or equal to the Barrier Level, you will receive a positive return on your Notes equal to the Absolute Percentage Change. However, due to the inclusion of the Barrier Level, you will not participate in any percentage decline in the Reference Asset greater than between 16.15% and 19.00% (to be set on the Pricing Date).
The Potential Return on the Notes Is Limited.
If a Redemption Event occurs, the payment in cash on the applicable Call Payment Date will be limited to $1,000 per $1,000 Principal Amount of the Notes (representing a return of zero), regardless of the Closing Level of the Reference Asset on such Call Observation Date. Moreover, if a Redemption Event does not occur and the Final Level is either equal to or greater than the Initial Level or less than the Barrier Level, the Payment at Maturity will similarly be limited to $1,000 per $1,000 Principal Amount of the Notes (representing a return of zero). In addition, if your Notes are not automatically called and the Final Level is less than the Initial Level but greater than or equal to the Barrier Level, the return on your Notes at maturity will be positive and will equal the Absolute Percentage Change (e.g., if the Percentage Change is -10%, your return will be +10%). You will only benefit from the Absolute Percentage Change if the Final Level is less than the Initial Level but greater than or equal to the Barrier Level. Therefore, if the Final Level is less than the Initial Level but greater than or equal to the Barrier Level, the amount you may receive at maturity will not exceed between $1,161.50 and $1,190.00 for each $1,000 principal amount of your notes.
The Notes May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.
We will automatically call the Notes if the Closing Level of the Reference Asset is less than the Barrier Level on any Call Observation Date (i.e. if the level of the Reference Asset decreases by more than between 16.15% and 19.00% (to be set on the Pricing Date) from the Initial Level). If the Notes are automatically called, your return will be 0% and no further payments will be owed to you after the Call Payment Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called. Furthermore, to the extent you are able to reinvest such proceeds in an investment with a comparable return for a similar level of risk, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new notes. For the avoidance of doubt, if your Notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.
Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.
Although the return on the Notes will depend on the whether the Notes are automatically called and, if not, on the Final Level of the Reference Asset, the payment of any amount due on the Notes is subject to TD’s credit risk. The Notes are TD’s unsecured debt obligations. Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.

There Are Market Risks Associated with the Reference Asset.
The level of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset, the securities included in the Reference Asset (the “Reference Asset Constituents”) and their issuers (the “Reference Asset Constituent Issuers”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Asset, the Reference Asset Constituents and the Reference Asset Constituent Issuers. For additional information, see “Information Regarding the Reference Asset” herein.
The Notes Are Subject to the Market Risk of the Reference Asset on Each Call Observation Date, But if the Notes are Not Automatically Called, the Payment at Maturity Will Not Be Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.
Because each Trading Day from, but excluding the Issue Date, to, but excluding, the Valuation Date is a Call Observation Date, the Notes are subject to the market risk of the Reference Asset on each Trading Day during the term of the Notes. If your Notes are not automatically called on any Call Observation Date, the Notes will be automatically called on the Call Payment Date and you will not receive a positive return on the Notes, regardless of the level of the Reference Asset.
If your Notes are not automatically called, the Payment at Maturity will be based on the Final Level, which is the Closing Level of the Reference Asset on the Valuation Date. Therefore, if the Closing Level of the Reference Asset moves unfavorably on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the Closing Level of the Reference Asset prior to such change in the level of the Reference Asset. Although the actual level of the Reference Asset on the Maturity Date or at other times during the life of your Notes may be more favorable than the Final Level, you will benefit from the Closing Level of the Reference Asset only on the Valuation Date.
An Investment in the Notes Is Not the Same As Taking a Hypothetical Short Position Directly in the Reference Asset or the Reference Asset Constituents.
The return on the Notes will not reflect the return you would realize if you actually took a short position directly in the Reference Asset or the Reference Asset Constituents. For example, due to the inclusion of the Barrier Level and the automatic call feature, the Notes provide only limited inverse exposure to the decline in the level of the Reference Asset and only if your Notes are not automatically called during the term of the Notes. Furthermore, to maintain a short position in a Reference Asset Constituent, you would have to pay dividend payments (if any) to the entity that lends you the Reference Asset Constituent for your short sale, and you could receive certain interest payments (the short interest rebate) from the lender.
The Agent Discount, if any, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be less than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, any underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect any dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes, or one of its affiliates, is to conduct hedging activities for us in connection with the Notes, that dealer, or one of its affiliates, may profit in connection with such hedging activities and such profit, if any, will be in addition to any compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential for the dealer or one of its affiliates to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to any compensation they would receive for the sale of the Notes.
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.
There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. TDS and our affiliates may make a market for the Notes; however, they are not required to do so. TDS and our affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.
If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the level of the Reference Asset and, as a result, you may suffer substantial losses.
If the Level of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the level of the Reference Asset moves favorably relative to the Initial Level during the life of the Notes, the market value of your Notes may not increase proportionately and could decline.
We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.
At our sole option, we may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of the final pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of the final pricing supplement.
If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Less Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.
The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to the Maturity Date, the return on your investment in the Notes will be less than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount.
You Will Not Have Any Rights to the Reference Asset Constituents.
As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset Constituents would have. The Final Level will not reflect any dividends paid on any Reference Asset Constituents.
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor.
S&P Dow Jones Indices LLC (the “Index Sponsor”) is not an affiliate of ours and will not be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the Payment at Maturity. The Index Sponsor does not have any obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of, or the amount payable on, the Notes. None of our proceeds from any issuance of the Notes will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.
The Reference Asset Reflects Price Return, not Total Return.
The return on your Notes is based on the performance of the Reference Asset, which reflects the changes in the market prices of the Reference Asset Constituents. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset Constituents. The return on your Notes will not include such a total return feature or dividend component.
TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Are Set on the Pricing Date) is Expected to be Less Than the Public Offering Price of the Notes.
TD’s initial estimated value of the Notes is only an estimate. TD’s initial estimated value of the Notes is expected to be less than the public offering price of the Notes. The difference between the public offering price of the Notes and TD’s initial estimated value reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging its obligations under the Notes with a third party. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.
TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities.
TD’s initial estimated value of the Notes and TDS’s estimated value of the Notes at any time are determined by reference to TD’s internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for TD’s conventional fixed-rate debt securities and the borrowing rate TD would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, TD’s view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for TD’s conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for TD’s conventional fixed-rate debt securities, or the borrowing rate TD would pay for its conventional fixed-rate debt securities were to be used, TD would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.
TD’s Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ From Others’ (Including TDS’s) Estimates.
TD’s initial estimated value of the Notes is determined by reference to its internal pricing models when the terms of the Notes are set. These pricing models take into account a number of variables, such as TD’s internal funding rate on the Pricing Date, and are based on a number of assumptions as discussed further under “Additional Information Regarding the Estimated Value of the Notes” on page P-2. Different pricing models and assumptions (including the pricing models and assumptions used by TDS) could provide valuations for the Notes that are different, and perhaps materially less, from TD’s initial estimated value. Therefore, the price at which TDS would buy or sell your Notes (if TDS makes a market, which it is not obligated to do) may be materially less than TD’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.
The Estimated Value of the Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Less Than the Public Offering Price of Your Notes and May Be Less Than the Estimated Value of Your Notes.
The estimated value of the Notes will not be a prediction of the prices at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be less than the public offering price of your Notes. As a result, the price at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be less than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.
The Temporary Price at Which TDS May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market (if TDS makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Pricing Date of the Notes, as discussed further under “Additional Information Regarding the Estimated Value of the Notes.” The price at which TDS may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.
When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Call Payment Date or Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:
•	the level of the Reference Asset;
•	the volatility – i.e., the frequency and magnitude of changes – in the level of the Reference Asset;
•	the dividend rates, if applicable, of the Reference Asset Constituents;
•	economic, financial, regulatory and political, military or other events that may affect the prices of any of the Reference Asset Constituents and thus the level of the Reference Asset;
•	interest rate and yield rates in the market;
•	the time remaining until your Notes mature;
•	any fluctuations in the exchange rate between currencies in which the Reference Asset Constituents are quoted and traded and the U.S. dollar, as applicable; and
•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.
These factors will influence the price you will receive if you sell your Notes before an automatic call or maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to an automatic call or maturity, you may receive less than the Principal Amount of your Notes.
The future levels of the Reference Asset cannot be predicted. The actual Closing Level of the Reference Asset on any Trading Day during the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Reference Asset or to the hypothetical examples shown elsewhere in this pricing supplement.
There Are Potential Conflicts of Interest Between You and the Calculation Agent.
The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred, which may, in turn, depend on the Calculation Agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Because this determination by the Calculation Agent may affect whether the Notes will be automatically called and/or the amount payable on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information on the Calculation Agent’s role, see “General Terms of the Notes — Role of Calculation Agent” in the product prospectus supplement.
Market Disruption Events and Postponements.
Each Call Observation Date (and, therefore, the Call Payment Date) and the Valuation Date (and, therefore, the Maturity Date) are subject to postponement as described elsewhere herein and in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Trading and Business Activities by TD and Our Affiliates May Adversely Affect the Market Value of, and The Amount Payable on, the Notes.
TD and our affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Asset or prices of one or more Reference Asset Constituents, and we or they may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of, and the amount payable on, the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the performance of the Reference Asset or one or more Reference Asset Constituents.
These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.
We and our affiliates may, at present or in the future, engage in business with one or more Reference Asset Constituent Issuers, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between us and our affiliates obligations, and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these business activities by us or one or more of our affiliates may affect the level of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of, and the amount payable on, the Notes.
Because the Notes are Subject to Special Rules Governing CPDI for U.S. Federal Income Tax Purposes, you generally will be required to pay taxes on ordinary income from the Notes even though you will not receive any payment on the Notes prior to the Maturity Date.
If you are a U.S. holder, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payment on the Notes until the Maturity Date. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to the Maturity Date and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the taxable disposition of the Notes will be taxed as ordinary interest income. If you purchased the Notes in the secondary market, the tax consequences to you may be different.
Please see the section entitled “Material U.S. Federal Income Tax Consequences” herein for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.
Significant Aspects of the Tax Treatment of the Notes Are Uncertain.
The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the product prospectus supplement, and the section entitled “Material U.S. Federal Income Tax Consequences” below. You should consult your tax advisor as to the tax consequences of your investment in the Notes.
For a discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences”.
If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns
The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Reference Asset on a Call Observation Date or the Valuation Date could have on the payment on a Call Payment Date or on the Payment at Maturity, assuming all other variables remain constant. The actual terms of the Notes will be set on the Pricing Date.
The examples below are based on a range of Closing Levels that are entirely hypothetical; the levels of the Reference Asset on any day throughout the life of the Notes, including the Closing Level on any Call Observation Date and the Final Level on the Valuation Date, cannot be predicted. The Reference Asset has been highly volatile in the past—meaning that the level of the Reference Asset has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the Principal Amount and held to a Call Payment Date or the Maturity Date. If you sell your Notes in a secondary market prior to an automatic call or the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Reference Asset and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date may be less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see “Additional Risk Factors— TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Are Set on the Pricing Date) is Expected to be Less Than the Public Offering Price of the Notes.” on page P-9 of this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.
Key Terms and Assumptions
Principal Amount	$1,000
Hypothetical Barrier Level	83.85% of the Initial Level*
* The top of the Barrier Level range specified herein. The actual Barrier Level will be set on the Pricing Date
Neither a market disruption event nor a non-Trading Day occurs on any scheduled Call Observation Date or on the originally scheduled Valuation Date

No change in or affecting any of the Reference Asset Constituents or the method by which the Index Sponsor calculates the Reference Asset
Notes purchased on the Issue Date at the Principal Amount and held to the Maturity Date
Moreover, we have not yet set the Initial Level, which will serve as the baseline for determining the Percentage Change, or the Barrier Level, each of which will affect the amount that we will pay on your Notes on the Call Payment Date or the Maturity Date. We will not do so until the Pricing Date. As a result, the actual Initial Level may differ substantially from the level of the Reference Asset prior to the Pricing Date.
For these reasons the actual performance of the Reference Asset over the life of your Notes, as well as the amount payable on any Call Payment Date or the Payment at Maturity (if the Notes are not automatically called) may bear little relation to the hypothetical examples shown below or to the historical levels of the Reference Asset shown elsewhere in this pricing supplement. For information about the historical levels of the Reference Asset during recent periods, see “Information Regarding the Reference Asset—Historical Information” below. Before investing in the offered Notes, you should consult publicly available information to determine the levels of the Reference Asset between the date of this pricing supplement and the date of your purchase of the offered Notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Reference Asset Constituents and the timing of realization for such tax liabilities could also differ.

Hypothetical Payment on a Call Payment Date
The example below illustrates that a Redemption Event will occur if the Closing Level on any Call Observation Date is less than the Barrier Level, and shows the hypothetical payment that we would pay on the Call Payment Date with respect to each $1,000 Principal Amount of the Notes if a Redemption Event occurs.
If a Redemption Event occurs (i.e., on a Call Observation Date the Closing Level of the Reference Asset is less than the Barrier Level), the Notes would be automatically called on the related Call Payment Date. On the Call Payment Date, we would pay for each $1,000 Principal Amount of your Notes a cash payment of $1,000. If the Notes are automatically called, you will not receive a positive return on the Notes. Following an automatic call, no further amounts will be owed to you under the Notes.
Hypothetical Payment at Maturity
If the Notes are not automatically called because a Redemption Event does not occur (i.e., on each Call Observation Date the Closing Level of the Reference Asset is greater than or equal to the Barrier Level), the amount we would pay for each $1,000 Principal Amount of your Notes on the stated maturity date will be based on the performance of the Reference Asset, as shown in the table below. The levels in the left column of the table below represent hypothetical Final Levels and are expressed as percentages of the Initial Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Level, and are expressed as percentages of the Principal Amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the payment that we would pay for each $1,000 of the outstanding Principal Amount of the offered Notes on the stated Maturity Date would equal 100.000% of the Principal Amount of a Note, based on the corresponding hypothetical Final Level and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Level (as Percentage of Initial Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	100.000%
140.000%	100.000%
130.000%	100.000%
120.000%	100.000%
110.000%	100.000%
100.000%	100.000%
95.000%	105.000%
90.000%	110.000%
87.000%	113.000%
85.000%	115.000%
83.850%	116.150%
83.000%	100.000%
80.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%
If, for example, the Notes have not been automatically called on any Call Observation Date and the Final Level were determined to be 25.000% of the Initial Level, the Payment at Maturity that we would pay on your Notes at maturity would be limited to 100.000% for each $1,000 Principal Amount of your Notes, as shown in the table above, and you would not benefit from any decline in the level of the Reference Asset. Similarly, if the Final Level were determined to be 110.000% of the Initial Level, the Payment at Maturity that we would pay on your Notes at maturity would be limited to 100.000% for each $1,000 Principal Amount of your Notes, as shown in the table above.
If, however, the Final Level were determined to be 90.000% of the Initial Level, the Absolute Percentage Change would be 10.000% and the Payment at Maturity that we would pay on your Notes at maturity would be 110.000% for each $1,000 Principal Amount of your Notes, as shown in the table above. However, you will benefit from the Absolute Percentage Change only if the Final Level is less than the Initial Level and greater than or equal to 83.850% of the Initial Level. As a result, you will not benefit from a Final Level that is below 83.850% of the Initial Level. A Final Level that is less than 83.850% of the Initial Level will cause the amount that we will deliver at maturity to be limited to 100.000% for each $1,000 Principal Amount.

The following examples assume a Redemption Event does not occur and illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Levels of the Reference Asset, calculated based on the key terms and assumptions above. The values below have been rounded for ease of analysis.
Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	5.00%
	Payment at Maturity:	At maturity, if the Percentage Change is positive, then the Payment at Maturity will equal $1,000.
	On a $1,000.00 investment, a 5.00% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.000% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is negative and the Final Level is greater than or equal to the Barrier Level.
	Percentage Change:	10.00%
	Payment at Maturity:	The sum of (i) $1,000.00 + (ii) ($1,000.00 x Absolute Percentage Change) = The sum of (i) $1,000.00 + (ii) ($1,000.00 x 10.00%) = $1,000.00 + $100.00 = $1,100.00.

On a $1,000.00 investment, a 10.00% Percentage Change results in a Payment at Maturity of $1,100.00, a 10.000% return on the Notes.
If the Final Level is less than the Initial Level and greater than or equal to the Barrier Level, your return on the Notes will equal the Absolute Percentage Change.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative and the Final Level is less than the Barrier Level.
	Percentage Change:	-20.00%
	Payment at Maturity:	At maturity, if the Percentage Change is less than the Barrier Level, then the Payment at Maturity will equal the Principal Amount.
	On a $1,000.00 investment, a -20.00% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.000% return on the Notes.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date if the Notes were not automatically called and the Final Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the Principal Amount of your Notes and the hypothetical Final Levels are expressed as percentages of the Initial Level. The chart shows that any hypothetical Final Level that is greater than or equal to 100.000% (the section on and to the right of the 100.000% marker on the horizontal axis) or less than 83.850% (the section to the left of the 83.850% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of 100.000% of the Principal Amount of your Notes. The chart also shows that any hypothetical Final Level that is greater than or equal to 83.850% and less than 100.000% (the section on and to the right of the 83.850% marker on the horizontal axis and to the left of the 100.000% marker on the horizontal axis) would result in a hypothetical Payment at Maturity that is greater than 100.000% but less than or equal to 116.150% of the Principal Amount of your Notes.
The Payments at Maturity shown above are entirely hypothetical; they assume that a Redemption Event does not occur so the Notes are not automatically called and are based on a hypothetical Barrier Level, levels of the Reference Asset that may not be achieved on the Valuation Date and assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes in the examples above also assume you purchased your Notes at their Principal Amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the Principal Amount, the return on your investment will differ from, and may be significantly less than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” beginning on page PS-7 of the product prospectus supplement.
Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Closing Level on any Call Observation Date, the actual Final Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Reference Asset and the market value of your Notes at any time. The actual amount that you will receive on the offered Notes and the rate of return on the offered Notes will depend on whether the Notes are automatically called, the actual Initial Level and Barrier Level, each of which we will set on the Pricing Date, and the actual Closing Level of the Reference Asset on each Call Observation Date and the Valuation Date, each of which will be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes on the  Call Payment Date or the Maturity Date may be very different from the information reflected in the examples above.

Information Regarding the Reference Asset
S&P 500® Index
The Reference Asset includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. The Index Sponsor, S&P Dow Jones Indices LLC, chooses companies for inclusion in the Reference Asset with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the Reference Asset contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the Reference Asset prior to July 31, 2017 may be represented by multiple share class lines in the Reference Asset. The Reference Asset is calculated, maintained and published by the Index Sponsor and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com/. We are not incorporating by reference the websites or any material they include in this document or any document incorporated herein by reference.
The Index Sponsor intends for the Reference Asset to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Constituent changes are generally announced one to five business days prior to the change. Relevant criteria for additions to the Reference Asset that are employed by the Index Sponsor include: the company proposed for addition should have an unadjusted company market capitalization of $8.2 billion or more and a security level float-adjusted market capitalization that is at least $4.1 billion (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded in the proposed constituent to float-adjusted market capitalization of that company should be 1.00 or greater and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX or IEX (each, an “eligible exchange”)); the proposed constituent has a public float of 50% or more of its stock; the inclusion of the company will contribute to sector balance in the Reference Asset relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for initial public offerings, the company must be traded on an eligible exchange for at least twelve months. In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the Reference Asset without meeting the financial viability, public float and/or liquidity eligibility criteria if the S&P Index Committee decides that such an addition will enhance the representativeness of the Reference Asset as a market benchmark. Certain types of organizational structures and securities are always excluded, including business development companies, limited partnerships, master limited partnerships, limited liability companies, OTC bulletin board issues, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, tracking stocks, preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts. Reference Asset Constituents are deleted from the Reference Asset when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Reference Asset Constituents that are delisted or moved to the pink sheets or the OTC bulletin board are removed, and those that experience a trading halt may be retained or removed in the Index Sponsor’s discretion. The Index Sponsor evaluates additions and deletions with a view to maintaining Reference Asset continuity.
For constituents included in the Reference Asset prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the Reference Asset, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the Reference Asset while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to Reference Asset share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.
As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Reference Asset. Constituents of the Reference Asset prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the Reference Asset. If a Reference Asset Constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the Reference Asset at the discretion of the S&P Index Committee.

As of October 31, 2019, the 500 companies included in the Reference Asset were divided into eleven Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Information Technology (22.3%), Health Care (14.0%), Financials (13.0%), Communication Services (10.4%), Consumer Discretionary (10.0%), Industrials (9.2%), Consumer Staples (7.4%), Energy (4.3%), Utilities (3.5%), Real Estate (3.1%) and Materials (2.7%). (Sector designations are determined by the Index Sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) As of the close of business on September 21, 2018, the Index Sponsor and MSCI Inc. updated the Global Industry Classification Sector structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector)), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The Global Industry Classification Sector structure changes were effective for the S&P 500® Index as of the open of business on September 24, 2018 to coincide with the September 2018 quarterly rebalancing.
Calculation of the Reference Asset
The Reference Asset is calculated using a base-weighted aggregative methodology. The level of the Reference Asset on any day for which a level is published is determined by a fraction, the numerator of which is the aggregate of the market price of each Reference Asset Constituent times the number of shares of such Reference Asset Constituent, and the denominator of which is the divisor, which is described more fully below. The “market value” of any Reference Asset Constituent is the product of the market price per share of that Reference Asset Constituent times the number of the then-outstanding shares of such Reference Asset Constituent that are then included in the Reference Asset .
The Reference Asset is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by the Index Sponsor that is intended to maintain conformity in Reference Asset levels over time and is adjusted for all changes in the Reference Asset Constituents’ share capital after the “base date” as described below. The level of the Reference Asset reflects the total market value of all Reference Asset Constituents relative to the Reference Asset’s base date of 1941-43.
In addition, the Reference Asset is float-adjusted, meaning that the share counts used in calculating the Reference Asset reflect only those shares available to investors rather than all of a company’s outstanding shares. The Index Sponsor seeks to exclude shares held by certain shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, publicly traded companies that hold shares for control in another company, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (except government retirement or pension funds) and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “control holders”). To this end, the Index Sponsor excludes all share-holdings (other than depositary banks, pension funds, mutual funds, exchange traded fund providers, 401(k) plans of the company, government retirement and pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations, savings plans and investment plans) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in Reference Asset calculations.
The exclusion is accomplished by calculating an Investable Weight Factor (IWF) for each Reference Asset Constituent that is part of the numerator of the float-adjusted index fraction described above:
IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by control holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.
Maintenance of the Reference Asset
In order to keep the Reference Asset comparable over time the Index Sponsor engages in a Reference Asset maintenance process. The Reference Asset maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the Reference Asset, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the Reference Asset methodology, at least once within any 12 month period, the S&P Index Committee reviews the Reference Asset methodology to ensure the Reference Asset continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the Reference Asset, or investment and financial experts.
Divisor Adjustments
The two types of adjustments primarily used by the Index Sponsor are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the Reference Asset. Set forth below is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected Reference Asset Constituent and consequently of altering the aggregate market value of the Reference Asset Constituents following the event. In order that the level of the Reference Asset not be affected by the altered market value (which could be an increase or decrease) of the affected Reference Asset Constituent, the Index Sponsor generally derives a new divisor by dividing the post-event market value of the Reference Asset Constituents by the pre-event Reference Asset level, which has the effect of reducing the Reference Asset’s post-event level to the pre-event level.
Changes to the Number of Shares of a Constituent
The Reference Asset maintenance process also involves tracking the changes in the number of shares included for each of the Reference Asset Constituents. The timing of adjustments to the number of shares depends on the type of event causing the change, and whether the change represents 5% or more of the total share count (for companies with multiple share class lines, the 5% threshold is based on each individual share class line rather than total company shares). Changes as a result of mergers or acquisitions are implemented when the transaction occurs. At the Index Sponsor’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made at the quarterly share updates as described below. Changes in a constituent’s total shares of 5% or more due to public offerings (which must be underwritten, have a publicly available prospectus or prospectus summary filed with the Securities and Exchange Commission and include a public confirmation that the offering has been completed) are implemented as soon as reasonably possible. Other changes of 5% or more are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. For changes of less than 5%, on the third Friday of the last month in each calendar quarter, the Index Sponsor updates the share totals of companies in the Reference Asset as required by any changes in the number of shares outstanding. The Index Sponsor implements a share / IWF freeze beginning after the market close on the Tuesday preceding the second Friday of each quarterly rebalancing month and ending after the market close on the third Friday of the quarterly rebalancing month. During this frozen period, shares and IWFs are not changed except for certain corporate action events (merger activity, stock splits and rights offerings).

Adjustments for Corporate Actions
There is a large range of corporate actions that may affect companies included in the Reference Asset. Certain corporate actions require the Index Sponsor to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the level of the Reference Asset from changing as a result of the corporate action. This helps ensure that the movement of the Reference Asset does not reflect the corporate actions of individual companies in the Reference Asset.
Spin-Offs
As a general policy, a spin-off security is added to the Reference Asset at a zero price at the market close of the day before the ex-date (with no divisor adjustment). The spin-off security will remain in the Reference Asset if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the Reference Asset, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). If there is a gap between the ex-date and distribution date (or payable date), or if the spin-off security does not trade regular way on the ex-date, the spin-off security is kept in the Reference Asset until the spin-off security begins trading regular way.
Several additional types of corporate actions, and their related adjustments, are listed in the table below.
Corporate Action	Share Count Revision Required?	Divisor Adjustment Required?

Stock split	Yes – share count is revised to reflect new count.	No – share count and price changes are off-setting
Change in shares outstanding (secondary issuance, share repurchase and/or share buy-back)	Yes – share count is revised to reflect new count.	Yes
Special dividends	No	Yes – calculation assumes that share price drops by the amount of the dividend; divisor adjustment reflects this change in index market value
Change in IWF	No	Yes – divisor change reflects the change in market value caused by the change to an IWF
Company added to or deleted from the Reference Asset	No	Yes – divisor is adjusted by the net change in market value, calculated as the shares issued multiplied by the price paid
Rights Offering	No	Yes – divisor adjustment reflects increase in market capitalization (calculation assumes that offering is fully subscribed)
Recalculation Policy
The Index Sponsor reserves the right to recalculate and republish the Reference Asset at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed corporate event; (3) incorrect application of corporate action or Reference Asset methodology; (4) late announcement of a corporate event; or (5) incorrect calculation or data entry error. The decision to recalculate the Reference Asset is made at the discretion of the index manager and/or index committee, as further discussed below. The potential market impact or disruption resulting from the potential recalculation is considered when making any such decision. In the event of an incorrect closing price, a missed corporate event or a misapplied corporate action, a late announcement of a corporate event, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, the index manager may, at his or her discretion, recalculate the Reference Asset without involving the index committee. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the Reference Asset should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of Reference Asset Constituents, the index committee shall determine whether or not to recalculate the Reference Asset following specified guidelines. In the event that the Reference Asset is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.
Calculations and Pricing Disruptions
Closing levels for the Reference Asset are calculated by the Index Sponsor based on the closing price of the individual constituents of the Reference Asset as set by their primary exchange. Closing prices are received by the Index Sponsor from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Prices used for the calculation of real time Reference Asset levels are based on the “Consolidated Tape”. The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the “Consolidated Tape” is operational.
If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the S&P website at spdji.com indicating any changes to the prices used in Reference Asset calculations. In extreme circumstances, the Index Sponsor may decide to delay Reference Asset adjustments or not publish the Reference Asset. Real-time indices are not restated.
Unexpected Exchange Closures
An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.
To a large degree, the Index Sponsor is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. The Index Sponsor’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.
NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.
3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, the Index Sponsor also uses 3:00 PM ET as the cutoff.
If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, the Index Sponsor will take the following actions:
Market Disruption Prior to Open of Trading:
(i)      If all exchanges indicate that trading will not open for a given day, the Index Sponsor will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.
(ii)       If exchanges indicate that trading, although delayed, will open for a given day, the Index Sponsor will begin index calculation when the exchanges open.
Market Disruption Intraday:
(i)       If exchanges indicate that trading will not resume for a given day, the Reference Asset level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday Reference Asset levels will continue to use the last traded composite price until the primary exchange publishes official closing prices.

License Agreement
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by the Index Sponsor. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The Reference Asset is a product of the Index Sponsor and/or its affiliates and has been licensed for use by us.
The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Reference Asset to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Reference Asset is the licensing of the Reference Asset and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Reference Asset is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the Reference Asset. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Reference Asset will accurately track Reference Asset performance or provide positive investment returns. S&P and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Reference Asset. It is possible that this trading activity will affect the value of the Notes.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE REFERENCE ASSET OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE ASSET OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information
The graph below shows the daily historical Closing Levels of the Reference Asset from November 26, 2009 through November 26, 2019.
We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you any assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

S&P 500® Index (SPX)

Closing Level
3,500.00
3,000.00
2,500.00
2,000.00
1,500.00
1,000.00
500.00
0.00
Nov-09
Nov-10
Nov-11
Nov-12
Nov-13
Nov-14
Nov-15
Nov-16
Nov-17
Nov-18
Nov-19

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Material U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Material U.S. Federal Income Tax Consequences” in the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.
U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as contingent payment debt instruments (“CPDI”) subject to taxation under the “noncontingent bond method”. If your Notes are so treated, you should generally, for each accrual period, accrue original issue discount (“OID”) equal to the product of (i) the “comparable yield” (adjusted for the length of the accrual period) and (ii) the “adjusted issue price” of the Notes at the beginning of the accrual period. This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the CPDI, whether or not the amount of any payment is fixed or determinable in the taxable year. Thus, the noncontingent bond method will result in recognition of income prior to the receipt of cash.
In general, the comparable yield of a CPDI is equal to the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. In general, because similar fixed rate debt instruments issued by us are traded at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the issue date and the spread.
As the Notes have only a single contingent payment upon automatic call or at maturity, the adjusted issue price of each Note at the beginning of each accrual period is equal to the issue price of the Note plus the amount of OID previously includible in the gross income of the U.S. holder in respect of prior accrual periods.
In addition to the determination of a comparable yield, the noncontingent bond method requires the construction of a projected payment schedule. The projected payment schedule includes the projected amounts for each contingent payment to be made under the CPDI that are adjusted to produce the comparable yield. U.S. holders may obtain the comparable yield and the projected payment schedule for the Notes by contacting TD at (212) 786-7400 or toll-free at (866) 486-4826. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent amount that we will pay on a Note.
A U.S. holder of the Notes is required to use our projected payment schedule to determine its interest accruals and adjustments, unless such holder determines that our projected payment schedule is unreasonable, in which case such holder must disclose its own projected payment schedule in connection with its U.S. federal income tax return and the reason(s) why it is not using our projected payment schedule. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent amount(s) that we will pay on a Note.
If the actual amounts of contingent payments are different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals under the noncontingent bond method described above when those amounts are paid. Accordingly, an adjustment arising from the contingent payment made at maturity that is greater than the assumed amount of such payment is referred to as a “positive adjustment”; such adjustment arising from the contingent payment at maturity that is less than the assumed amount of such payment is referred to as a “negative adjustment”. Any positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on a Note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years.

In general, a U.S. holder’s basis in a CPDI is increased by the projected contingent payments accrued by such holder under the projected payment schedule (as determined without regard to adjustments made to reflect differences between actual and projected payments) and the projected amount of any contingent payments previously made. Gain on the taxable disposition of a CPDI generally is treated as ordinary income. Loss, on the other hand, is treated as ordinary loss only to the extent of the U.S. holder’s prior net OID inclusions (i.e., reduced by the total net negative adjustments previously allowed to the U.S. holder as an ordinary loss) and capital loss to the extent in excess thereof. However, the deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations. Under the rules governing CPDI, special rules would apply to a person who purchases Notes at a price other than the adjusted issue price as determined for tax purposes.
A U.S. holder that purchases a Note for an amount other than the public offering price of the Note will be required to adjust its OID inclusions to account for the difference. These adjustments will affect the U.S. holder’s basis in the Note. Reports to U.S. holders may not include these adjustments. U.S. holders that purchase Notes at other than the issue price to public should consult their tax advisor regarding these adjustments.
Prospective investors should consult their tax advisor with respect to the application of the CPDI provisions to the Notes.
Based on certain factual representations received from us, our counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your Notes should be treated in the manner described above.
Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income”, or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.
Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions (“Reportable Transactions”) on IRS Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.
Backup Withholding and Information Reporting. The proceeds received from a sale, exchange, redemption or maturity of the Notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
Non-U.S. Holders. If you are a non-U.S. holder, subject to “FATCA”, discussed below, you should generally not be subject to U.S. withholding tax with respect to payment on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payment on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.
Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction (including that of TD).

Supplemental Plan of Distribution (Conflicts of Interest)
We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less any underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers. The public offering price for Notes purchased by certain fee-based advisory accounts will be between $986.00 (98.60%) and $1,000.00 (100.00%) per Note, which reflects a forgone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes will be 0.00%). TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.
We expect that delivery of the Notes will be made against payment for the Notes on or about [ ], which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two Business Days from the Pricing Date, purchasers who wish to trade the Notes more than two Business Days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We, TDS or any of our affiliates may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. If a purchaser buys the Notes from us, TDS or any of our affiliates, this pricing supplement is being used in a market-making transaction unless we, TDS or any of our affiliates informs such purchaser otherwise in the confirmation of sale.
Prohibition of Sales to EEA Retail Investors
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.